April 5, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tara Harkins
Vanessa Robertson
Jason Drory
Tim Buchmiller

Re:	Haleon plc (formerly DRVW 2022 Limited)

Draft Registration Statement on Form 20-F

Submitted December 23, 2021

CIK No. 0001900304

Ladies and Gentlemen:

On behalf of Haleon plc (formerly DRVW 2022 Limited) (the “Company”), we hereby confidentially submit a third Draft Registration Statement on Form 20-F (“Submission No. 3”).

The Company previously confidentially submitted a Draft Registration Statement on Form 20-F with the United States Securities and Exchange Commission (the “Commission”) on December 23, 2021 (the “Draft Submission”). On January 19, 2022 the Company received a comment letter with respect to the Draft Submission (the “Comment Letter”) from the staff of the Commission (the “Staff”). On February 14, 2022 the Company confidentially submitted a second Draft Registration Statement on Form 20-F (“Submission No. 2”), along with a response letter in order to address the Comment Letter (the “Response Letter”). On March 2, 2022 we were informed orally that the Staff had no additional comments on Submission No. 2.

Capitalized terms used but not defined herein have the respective meanings set forth for such terms in Submission No. 3.

U.S. Securities and Exchange Commission, p. 2

Following the issuance of the Pre-Separation Programme Notes and the Pre-Separation USD Notes, as described in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Capital Resources and Indebtedness,” the Company respectfully advises the Staff that it is updating its initial response to the first comment in the Comment Letter as follows (for ease of review, we have set forth the relevant numbered comment from the Comment Letter in bold type below):

1.

We note your disclosure elsewhere that you will incur financial indebtedness in order to fund the Pre-Demerger Dividend. Please add a question and answer discussing the debt you will incur in connection with the Separation. Also, tell us whether you plan to file the debt financing agreement as an exhibit to the registration statement before effectiveness. In addition, please add a question and answer discussing the estimated costs you expect to incur in connection with the Separation, if material.

Response: The Company respectfully advises the Staff that in Submission No. 2 it added a question and answer discussing the debt the Group expected to incur in connection with the Separation. The Company has revised this question and answer on page 16 of Submission No. 3. The Company has also included descriptions of the Trust Deed with respect to the Pre-Separation Programme Notes, the Indenture and the registration rights agreement with respect to the Pre-Separation USD Notes and the Term Loan Facility in “Item 10. Additional Information—10.C.—Material Contracts” of Submission No. 3. The Company will file these agreements as exhibits to the registration statement in a subsequent amendment to the registration statement before effectiveness.

The Company respectfully advises the Staff that in Submission No. 2 the Company also added a question and answer discussing the costs the Group expected to incur in connection with the Separation.

Please do not hesitate to contact me at +44 20 7614 2237 with any questions regarding this correspondence.

Sincerely yours,

/s/ Sebastian R. Sperber
Sebastian R. Sperber

cc:	Iain Mackay, Chief Financial Officer, GlaxoSmithKline plc

James Ford, Senior Vice President and General Counsel, GlaxoSmithKline plc

David Redfern, Chief Strategy Officer, GlaxoSmithKline plc

Brian McNamara, CEO, GSK Consumer Healthcare, GlaxoSmithKline plc